SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



----------------------------------------------
In the Matter of
                                   CERTIFICATE
AMEREN CORPORATION
                                       OF
File No. 70-9133
                                  NOTIFICATION
(Public Utility Holding Company
Act of 1935)
----------------------------------------------


     This Certificate of Notification is filed by Ameren Corporation, a Missouri corporation, pursuant to Rule 24. Such filing is made pursuant to Ameren's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated March 13, 1998.




1)   Ameren common stock - New Issue None.


2) Ameren common stock - dividend reinvestment plan and employee benefit plans Ameren purchased 507,593 shares under its dividend reinvestment plan and 94,541 shares under its employee benefit plans.


3) Guaranteed issued No financial guarantees. The following performance guarantees were issued during the second quarter of 1998.


Name of Parent   Name of Subsidiary    Amount        Terms           Purpose

Ameren Corp.     Ameren ERC, Inc.      $3,900,000    20 years        Performance




4) Short-term debt issued by Ameren during the second quarter of 1998. Chase Manhattan Bank:
           A $10 million, 30 day loan at 5.8563%, commencing April 9 and maturing May 10. A $20 million, 30 day loan at 5.8875%, commencing June 30 to mature July 30.

     Commerce Bank:
           Overnight  loans  of $10 million  on April 27   and April 28, both at
           5.84%.

     Northern Trust Company:
           A series of overnight loans in April, ranging from $1 million to $10 million, at interest rates varying from 5.74% to 6.05%.

     Maximum indebtedness at any one time:  $21 million on April 27 and 28.

5) Financings consummated by any Utility Subsidiary not exempt under Rule 52 Union Electric Company:

          Commercial paper issued through First Chicago Capital Markets and/or Lehman Brothers, ranging from a low of $45 million on April 1, 1998 to a maximum of $191.9 million on June 15. The average amount outstanding for the quarter was $132,412,088, with an average rate of 5.565805%. Loans from Ameren Corporation (parent) during June, 1998, ranging from zero on June 1 to $5,382,000 on June 2. The amounts varied throughout the month, with interest rates ranging from 5.48% to 5.55%.

     Central Illinois Public Service Company:
          Commercial paper issued through First Chicago Capital Markets and/or Goldman Sachs, ranging from a low of $31.4 million on April 23, 1998 to a maximum of $55.1 million on June 30. The average amount outstanding for the quarter was $41,268,132, with an average rate of 5.564508%. Loans from Ameren Corporation (parent) during June, 1998, ranging from zero on June 1 to $1,518,000 on June 2. The amounts varied throughout the month, with interest rates ranging from 5.48% to 5.55%.


6) Financings consummated by any Nonutility Subsidiary, not exempt under Rule 52 There were no external financings. All financings were from Ameren Corporation(parent) at interest rates which consisted of a weighted average of its cost of external financings and, when funds used from its internal treasury, a benchmark commercial paper index.

     Ameren Services: Minimum of $8,055,000 on April 7. Maximum of $28,610,000 on June 26.
     Ameren ERC:  Minimum of zero.  Maximum of $1,520,000 on June 3.
     Union Electric Development Corporation: Minimum of $300,000 on April 1. Maximum of $1,520,000 on June 3.
     Ameren Energy Corporation: Minimum of $400,000 on April 1. Maximum of $4.4 million on June 30.


7) Forms U-6B-2 filed with the Commission.
     A certificate for the first quarter, 1998 was filed by Ameren Corporation, Ameren Services and Ameren Energy on May 7, 1998.


8)   Balance Sheets
     The consolidated and stand alone balance sheets of Ameren Corporation Central Illinois Public Service Company and Union Electric Company are attached as Exhibit A.


9)   Registration Statements
     None


                                    SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                                    Ameren Corporation


                                                  BY /s/ Steven R. Sullivan
                                                  -------------------------
                                                         Steven R. Sullivan
                                                 Vice President, General Counsel
                                                          and Secretary

August 31, 1998

                                                                      Exhibit A
                                                                     Page 1 of 3




                               AMEREN CORPORATION
                               ------------------
                           CONSOLIDATED BALANCE SHEET
                           --------------------------
                                    UNAUDITED
                                   ---------
                      (Thousands of Dollars, Except Shares)


                                                                     June 30,    December 31,
ASSETS                                                                 1998          1997
------                                                             -----------   -----------
Property and plant, at original cost:
   Electric                                                        $11,634,439   $11,522,730
   Gas                                                                 457,629       447,458
   Other                                                                81,594        36,023
                                                                   -----------   -----------
                                                                    12,173,662    12,006,211
   Less accumulated depreciation and amortization                    5,440,491     5,285,434
                                                                   -----------   -----------
                                                                     6,733,171     6,720,777
Construction work in progress:
   Nuclear fuel in process                                              97,088       134,804
   Other                                                               119,533       131,504
                                                                   -----------   -----------
         Total property and plant, net                               6,949,792     6,987,085
                                                                   -----------   -----------
Investments and other assets:
   Investments                                                          85,368        97,188
   Nuclear decommissioning trust fund                                  148,699       122,438
   Other                                                                67,927        64,915
                                                                   -----------   -----------
         Total investments and other assets                            301,994       284,541
                                                                   -----------   -----------
Current assets:
   Cash and cash equivalents                                            47,084         9,696
   Accounts receivable - trade (less allowance for doubtful
         accounts of $6,437 and $4,845, respectively)                  299,262       266,306
   Unbilled revenue                                                    139,942       102,864
   Other accounts and notes receivable                                  49,962        49,765
   Materials and supplies, at average cost -
      Fossil fuel                                                       97,939        93,431
      Other                                                            135,869       134,152
   Other                                                                28,832        55,002
                                                                   -----------   -----------
         Total current assets                                          798,890       711,216
                                                                   -----------   -----------
Regulatory assets:
   Deferred income taxes                                               636,850       639,792
   Other                                                               192,857       204,913
                                                                   -----------   -----------
         Total regulatory assets                                       829,707       844,705
                                                                   -----------   -----------
Total Assets                                                       $ 8,880,383   $ 8,827,547
                                                                   ===========   ===========

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, $.01 par value, authorized 400,000,000 shares -
   outstanding 137,215,462 shares                                  $     1,372   $     1,372
   Other paid-in capital, principally premium on
     common stock                                                    1,582,746     1,582,938
   Retained earnings                                                 1,383,739     1,434,658
                                                                   -----------   -----------
         Total common stockholders' equity                           2,967,857     3,018,968
   Preferred stock not subject to mandatory redemption                 235,197       235,197
Long-term debt                                                       2,581,499     2,506,068
                                                                   -----------   -----------
         Total capitalization                                        5,784,553     5,760,233
                                                                   -----------   -----------
Minority interest in consolidated subsidiary                             3,534         3,534
Current liabilities:
   Current maturity of long-term debt                                   82,185        52,241
   Short-term debt                                                      77,503        86,266
   Accounts and wages payable                                          163,252       293,391
   Accumulated deferred income taxes                                    64,240        56,094
   Taxes accrued                                                       176,218       110,566
   Other                                                               220,502       168,727
                                                                   -----------   -----------
         Total current liabilities                                     783,900       767,285
                                                                   -----------   -----------
Accumulated deferred income taxes                                    1,529,333     1,536,696
Accumulated deferred investment tax credits                            184,354       190,260
Regulatory liability                                                   208,514       224,225
Other deferred credits and liabilities                                 386,195       345,314
                                                                   -----------   -----------
Total Capital and Liabilities                                      $ 8,880,383   $ 8,827,547
                                                                   ===========   ===========

                                                                      Exhibit A
                                                                     Page 2 of 3


                             UNION ELECTRIC COMPANY
                             ----------------------
                                  BALANCE SHEET
                                  -------------
                                    UNAUDITED
                                    ---------
                      (Thousands of Dollars, Except Shares)



                                                                  June 30,    December 31,
ASSETS                                                              1998          1997
------                                                           ----------   -----------
Property and plant, at original cost:
   Electric                                                      $8,919,032   $8,832,039
   Gas                                                              202,808      197,959
   Other                                                             36,023       36,023
                                                                 ----------   ----------
                                                                  9,157,863    9,066,021
   Less accumulated depreciation and amortization                 3,983,466    3,866,925
                                                                 ----------   ----------
                                                                  5,174,397    5,199,096
Construction work in progress:
   Nuclear fuel in process                                           97,088      134,804
   Other                                                             86,015       68,074
                                                                 ----------   ----------
         Total property and plant, net                            5,357,500    5,401,974
                                                                 ----------   ----------
Investments and other assets:
   Nuclear decommissioning trust fund                               148,699      122,438
   Other                                                             40,667       33,315
                                                                 -----------  ----------
         Total investments and other assets                         189,366      155,753
                                                                 -----------  ----------
Current assets:
   Cash and cash equivalents                                         12,925        3,232
   Accounts receivable - trade (less allowance for doubtful
         accounts of $5,336 and $3,645, respectively)               229,433      179,708
   Unbilled revenue                                                 103,703       71,156
   Other accounts and notes receivable                               53,552       41,028
   Materials and supplies, at average cost -
      Fossil fuel                                                    53,605       49,574
      Other                                                          95,779       97,375
   Other                                                             15,130       11,040
                                                                 ----------   ----------
         Total current assets                                       564,127      453,113
                                                                 ----------   ----------
Regulatory assets:
   Deferred income taxes                                            610,047      611,740
   Other                                                            170,589      179,705
                                                                 ----------   ----------
         Total regulatory assets                                    780,636      791,445
                                                                 ----------   ----------
Total Assets                                                     $6,891,629   $6,802,285
                                                                 ==========   ==========

CAPITAL AND LIABILITIES
-----------------------
Capitalization:
   Common stock, $5 par value, authorized 150,000,000 shares -
      outstanding 102,123,834 shares                             $  510,619   $  510,619
   Other paid-in capital, principally premium on
     common stock                                                   701,896      716,879
   Retained earnings                                              1,128,939    1,159,956
                                                                 ----------   ----------
         Total common stockholders' equity                        2,341,454    2,387,454
   Preferred stock not subject to mandatory redemption              155,197      155,197
   Long-term debt                                                 1,967,807    1,846,482
                                                                 ----------   ----------
         Total capitalization                                     4,464,458    4,389,133
                                                                 ----------   ----------
Current liabilities:
   Current maturity of long-term debt                                12,740       28,797
   Short-term debt                                                     --         21,300
   Accounts and wages payable                                       146,036      188,014
   Accumulated deferred income taxes                                 43,517       35,809
   Taxes accrued                                                    151,758       94,167
   Other                                                            158,858      142,859
                                                                 ----------   ----------
         Total current liabilities                                  512,909      510,946
                                                                 ----------   ----------
Accumulated deferred income taxes                                 1,259,467    1,264,800
Accumulated deferred investment tax credits                         147,034      149,891
Regulatory liability                                                166,111      175,638
Other deferred credits and liabilities                              341,650       311,87
                                                                 ----------   ----------
Total Capital and Liabilities                                    $6,891,629   $6,802,285
                                                                 ==========   ==========

                                                                      Exhibit A
                                                                     Page 3 of 3



                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                     ---------------------------------------
                                  BALANCE SHEET
                                  -------------
                                    UNAUDITED
                                    ---------
                      (Thousands of Dollars, Except Shares)


                                                                  June 30,      December 31,
ASSETS                                                              1998            1997
------                                                          ----------      -----------
Property and plant, at original cost:
   Electric                                                     $2,353,317      $2,311,364
   Gas                                                             254,913         249,499
                                                                ----------      ----------
                                                                 2,608,230       2,560,863
   Less accumulated depreciation and amortization                1,162,536       1,132,591
                                                                ----------      ----------
                                                                 1,445,694       1,428,272
Construction work in progress                                       29,779          59,531
                                                                ----------      ----------
         Total property and plant, net                           1,475,473       1,487,803
                                                                ----------      ----------


Other assets                                                        29,411          30,476

Current assets:
   Cash and cash equivalents                                        11,391           6,040
   Accounts receivable - trade (less allowance for doubtful
         accounts of $1,102 and $1,200, respectively)               60,795          67,495
   Unbilled revenue                                                 36,239          31,708
   Other accounts and notes receivable                              14,315           7,760
   Materials and supplies, at average cost -
      Fossil fuel                                                   27,555          24,919
      Gas stored underground                                         9,080          14,275
      Other                                                         34,952          32,334
   Other                                                             8,581          32,637
                                                               -----------      ----------
         Total current assets                                      202,908         217,168
                                                               -----------      ----------
Regulatory assets:
   Deferred income taxes                                            26,424          28,052
   Other                                                            22,267          25,208
                                                               -----------      ----------
         Total regulatory assets                                    48,691          53,260
                                                               -----------      ----------
Total Assets                                                    $1,756,483      $1,788,707
                                                               ===========      ==========

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, no par value, authorized 45,000,000 shares -
     outstanding 25,452,373 shares                              $  120,033      $  121,282
   Retained earnings                                               446,554         451,477
                                                               -----------      ----------
         Total common stockholders' equity                         566,587         572,759
   Preferred stock not subject to mandatory redemption              80,000          80,000
   Long-term debt                                                  512,581         558,474
                                                               -----------      ----------
         Total capitalization                                    1,159,168       1,211,233
                                                               -----------      ----------

Current liabilities:
   Current maturity of long-term debt                               55,000           9,000
   Short-term debt                                                  55,100          64,966
   Accounts and wages payable                                       60,028          89,362
   Accumulated deferred income taxes                                20,738          20,285
   Taxes accrued                                                    23,951          15,869
   Other                                                            32,355          21,937
                                                                ----------      ----------
         Total current liabilities                                 247,172         221,419
                                                                ----------      ----------
Accumulated deferred income taxes                                  236,129         237,629
Accumulated deferred investment tax credits                         37,320          40,369
Regulatory liability                                                42,404          48,587
Other deferred credits and liabilities                              34,290          29,470
                                                                ----------      ----------
Total Capital and Liabilities                                   $1,756,483      $1,788,707
                                                                ==========      ==========
